PUTNAM GLOBAL ENERGY FUND

Shareholder Meeting Results (Unaudited)

May 16, 2017 special meeting

APPROVING AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF ALL OF THE ASSETS OF PUTNAM GLOBAL ENERGY FUND TO PUTNAM GLOBAL NATURAL RESOURCES FUND IN EXCHANGE FOR THE ISSUANCE AND DELIVERY OF SHARES OF BENEFICIAL INTEREST OF PUTNAM GLOBAL NATURAL RESOURCES FUND AND THE ASSUMPTION BY PUTNAM GLOBAL NATURAL RESOURCES FUND OF ALL OF THE LIABILITIES SHARES TO THE SHAREHOLDERS OF PUTNAM GLOBAL ENERGY FUND IN COMPLETE LIQUIDATION OF PUTNAM GLOBAL ENERGY FUND.


	Votes for	Votes against	Abstentions
	 2,057,192 	 123,912 	 85,569


All tabulations are rounded to the nearest whole number.